UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Second Quarter 2017 Consolidated Results

2.	Second Quarter 2017 Consolidated Earnings Results Presentation

Item 1

Report of 2Q2017

consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first and second quarters of 2017, and the second quarter of 2016, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, August 29th, 2017. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 470.8 billion for 2Q17 versus a Ps 587.0 billion figure reported for 1Q17. ROAE for the quarter was 12.4% and ROAA for the quarter was 1.3%.

The following are the main highlights of our 2Q17 results under IFRS (1/2):

•	Contrary to our expectations, the Colombian economy did not reactivate in the first semester of this year and instead showed only marginal growth at 1.2% and 1.3% during the first two quarters, significantly less than the 2.25% to 2.50% growth expected. A collateral damage of this lackluster economic performance is a deterioration in urban unemployment, which increased by 60 bps. in the last year and by 100 bps. since 2015.

•	A slow moving economy always results in lesser commercial credit demand. It also tends to exacerbate credit problems, such as Electricaribe, and to magnify the effect of these problems in the cost of risk ratios of the financial system. A rising unemployment rate tends to accelerate consumer loan delinquencies and the booking of provisions for foreseeable loan losses. Aval has not been impervious to these impacts as can be seen in this semester’s results.

•	As predictable, the economy has also had consequences in the performance of the non-financial sector in which we participate through Corficolombiana. Additionally, 4G infrastructure construction – and financing - is off to a slow start as the financial sector awaits anxiously the resolution of the Ruta del Sol debacle and with it the first payment that the Government offered to make for approximately half of the US$800 million outstanding financial debt owed by CRDS to the largest Colombian banks.

•	In the midst of this economic scenario, our Total Gross Loans, excluding interbank and overnight funds, grew by 2.7% in the first semester (+2.2% excluding the impact of FX movement in our Central American operation), as a result of a contraction of 0.7% in the first quarter (+0.4% excluding the impact of FX) and growth of 3.4% in the second quarter (+1.8% excluding FX impacts); in the last twelve months Gross Loans grew by 8.9% (+7.6% excluding FX movements), evidencing a deceleration during 2017 in sync with the economy.

•	During the second quarter, our 30 day PDLs and NPLs deteriorated by 17 bps and 27 bps up to 3.8% and 2.5% respectively, driven primarily by a deterioration in our consumer and microcredit portfolios. Consumer loan 30day PDLs and NPLs deteriorated by 40 bps and 37 bps during the quarter. This worrisome deterioration, although generalized in the colombian financial system, is currently our main area of focus. On the other hand, most of the deterioration in our Commercial Loan PDLs and NPLs in the last year has been driven by Electricaribe where our exposure amounts to approx. US$200 million.

•	As a result of the deterioration mentioned above, our consolidated cost of risk increased by almost 80 bps during the quarter to 2.9% before recoveries and 2.7% after recoveries. Provisions in connection with Electricaribe accounted for approximately 30 pbs. of the increase and the general deterioration of the mentioned loan portfolios contributed with the rest.

•	Total Deposits grew by 4.3% in the first semester (+3.9% excluding the impact of FX movement in our Central American operation), as a result of growth of 2.0% in the first quarter (+3.1% excluding the impact of FX) and growth of 2.3% in the second quarter (+0.7% excluding the impact of FX); in the last twelve months Deposits grew by 9.6% (+8.3% excluding FX movements), once again evidencing a deceleration during 2017 in sync with the economy.

2

The following are the main highlights of our 2Q17 results under IFRS (2/2):

•	Partly as a consequence of the growth slowdown, the second quarter was one in which our consolidated equity ratios improved. Our total equity to total assets ratio improved from 10.4% in March 31, 2017 to 10.7% in June 30, 2017 and our tangible capital ratio improved from 7.4% to 7.6%.

•	Furthermore, as of June 30, 2017 all our banks continued to show strong Tier 1 and full solvency levels (between 9.4% and 11.2% and between 11.2% and 14.2%, respectively).

•	Recently, the strength in our capital position drove two Rating Agencies to change their outlook of both Banco de Bogotá and Grupo Aval’s ratings from negative to stable. This is a great accomplishment after multiple years of discussions with both of them.

•	The NIM of our consolidated operation improved by 22 bps to 6.1% during the quarter and by 52 basis points versus this same ratio as during 2Q16. Our consolidated NIM on loans expanded by 14 bps to 7.0% during the quarter and by 46 bps versus 2Q16. Our consolidated NIM on total investments expanded by 72 bps to 1.4% during the quarter and by 57 bps versus 1Q17. These increases were mainly driven by a 28bps decrease in our average cost of funds during 2Q17 and 21 bps vs 2Q16.

•	Our gross fee Income grew by 1.3% in the quarter when compared to the first quarter of 2017. This growth was supported on a strong performance of our banking fees (73% of total fees) which increased 3.4% in the quarter.

•	Our other operating income for the period was Ps. 493.1 billion for the quarter versus Ps. 533.1 billion in the previous quarter. This result was mainly affected by the performance of Corficolombiana’s investments in the infrastructure sector, delays in the 4G infrastructure concessions and by the effect of the general slowdown of the economy in the performance of other non-financial sectors in which Corficolombiana holds equity positions.

•	Our consolidated efficiency ratio, measured as cost to income, was 46.9% in 2Q17, versus 45.9% during 1Q17 and 47.2% during 2Q16. This quarter’s deterioration is partially explained by a seasonality of the expenses.

•	Attributable net income for the quarter was Ps 470.8 billion or 21 pesos per share, compared to Ps. 587 billion in 1Q17. As mentioned before, the result for the quarter was negatively affected by a 42% increase (Ps. 313 billion) in provision expenses, a third of which is explained by provisions associated with Electricaribe and also by greater provisions required in our consumer portfolio and our SME portfolio.

3

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Information in Ps. Billions	2Q16	1Q17	2Q17
Consolidated Statement of Financial Position	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Cash and cash equivalents	21,004.5	24,542.3	22,958.8	-6.5%	9.3%
Total financial assets held for trading through profit or losses	4,777.4	5,063.0	4,995.8	-1.3%	4.6%
Total available for sale financial assets	20,257.6	18,063.6	17,165.3	-5.0%	-15.3%
Investments held to maturity	2,265.6	2,636.8	2,688.7	2.0%	18.7%
Other financial assets at fair value through profit or losses	1,978.7	2,117.7	2,174.9	2.7%	9.9%
Total loans and receivables, net	142,286.7	151,304.0	157,100.3	3.8%	10.4%
Tangible assets	6,729.9	6,430.9	6,539.6	1.7%	-2.8%
Goodwill	6,696.6	6,644.0	6,903.1	3.9%	3.1%
Concession arrangements rights	2,415.1	2,816.2	2,883.7	2.4%	19.4%
Other assets	7,274.2	7,493.9	7,378.3	-1.5%	1.4%
Total assets	215,686.2	227,112.6	230,788.5	1.6%	7.0%
Derivative instruments held for trading	910.0	581.6	602.7	3.6%	-33.8%
Deposits from clients at amortized cost	137,016.2	146,736.3	150,117.8	2.3%	9.6%
Interbank borrowings and overnight funds	8,702.2	7,984.8	6,590.1	-17.5%	-24.3%
Borrowings from banks and others	16,540.5	18,368.5	19,199.0	4.5%	16.1%
Bonds	17,240.2	16,275.4	17,152.4	5.4%	-0.5%
Borrowings from development entities	2,739.4	2,790.1	2,801.7	0.4%	2.3%
Other liabilities	8,756.4	10,670.4	9,603.0	-10.0%	9.7%
Total liabilities	191,904.8	203,407.2	206,066.8	1.3%	7.4%
Equity attributable to owners of the parent company	15,083.7	14,881.8	15,523.4	4.3%	2.9%
Non-controlling interests	8,697.7	8,823.6	9,198.3	4.2%	5.8%
Total equity	23,781.4	23,705.4	24,721.7	4.3%	4.0%
Total liabilities and equity	215,686.2	227,112.6	230,788.5	1.6%	7.0%

Consolidated Statement of Income	2Q16	1Q17	2Q17	D
Interest income	4,254.9	4,728.9	4,728.5	0.0%	11.1%
Interest expense	2,056.7	2,189.1	2,092.1	-4.4%	1.7%
Net interest income	2,198.3	2,539.8	2,636.4	3.8%	19.9%
Impairment loss on loans and accounts receivable	728.1	791.3	1,110.7	40.4%	52.6%
Impairment loss on other financial assets	77.1	5.6	10.0	79.6%	-87.0%
Recovery of charged-off assets	(61.0)	(54.9)	(66.2)	20.4%	8.5%
Impairment loss on financial assets, net	744.2	741.9	1,054.6	42.1%	41.7%
Net income from commissions and fees	1,043.0	1,130.2	1,134.3	0.4%	8.8%
Net trading income	201.0	32.2	283.4	N.A.	41.0%
Net income from financial instruments designated at fair value	45.3	44.2	58.0	31.5%	28.1%
Total other income (expense)	698.1	546.8	289.1	-47.1%	-58.6%
Total other expenses	2,057.9	2,192.3	2,181.3	-0.5%	6.0%
Income before income tax expense	1,383.6	1,358.9	1,165.4	-14.2%	-15.8%
Income tax expense	469.3	445.2	396.6	-10.9%	-15.5%
Income from continued operations	914.2	913.7	768.8	-15.9%	-15.9%
Income from discontinued operations	-	-	(0.0)	N.A	N.A
Net income before non-controlling interest	914.2	913.7	768.8	-15.9%	-15.9%
Non-controlling interest	313.1	326.7	298.0	-8.8%	-4.8%
Net income attributable to the owners of the parent company	601.1	587.0	470.8	-19.8%	-21.7%

Key ratios	2Q16	1Q17	2Q17	YTD 2016	YTD 2017
Net Interest Margin(1)	5.3%	5.8%	5.9%	5.4%	5.8%
Net Interest Margin (including net trading income)(1)	5.6%	5.9%	6.1%	5.6%	5.9%
Efficiency ratio(2)	47.2%	45.9%	46.9%	45.6%	46.4%
ROAA(3)	1.7%	1.6%	1.3%	1.6%	1.5%
ROAE(4)	16.3%	15.4%	12.4%	14.5%	13.8%

30 days PDL / Total loans and leases (5)	2.9%	3.6%	3.8%	2.9%	3.8%
Provision expense / Average loans and leases (6)	2.1%	2.1%	2.9%	2.0%	2.5%
Allowance / 30 days PDL (5)	0.91	0.81	0.83	0.91	0.83
Allowance / Total loans and leases	2.7%	2.9%	3.1%	2.7%	3.1%
Charge-offs / Average loans and leases (6)	1.9%	1.7%	1.7%	1.8%	1.7%

Total loans and leases, net / Total assets	66.0%	66.6%	68.1%	66.0%	68.1%
Deposits / Total loans and leases, net	96.3%	97.0%	95.6%	96.3%	95.6%
Equity / Assets	11.0%	10.4%	10.7%	11.0%	10.7%
Tangible equity ratio (7)	7.9%	7.4%	7.6%	7.9%	7.6%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,160.0	1,165.0	1,255.0	1,160.0	1,255.0
Preferred share price (EoP)	1,180.0	1,170.0	1,255.0	1,180.0	1,255.0
BV/ EoP shares in Ps.	677.0	667.9	696.7	677.0	696.7
EPS	27.0	26.3	21.1	47.9	47.5

P/E (8)	10.9	11.1	14.8	12.3	13.2
P/BV (8)	1.7	1.8	1.8	1.7	1.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus intangibles (excluding those related to concessions); (B) Based on Preferred share prices.

4

Statement of Financial Position Analysis

1. Assets

Total assets as of June 30th, 2017 totaled Ps 230,788.5 billion showing an increase of 7.0% versus June 30th, 2016, and of 1.6% versus March 31st, 2017. Growth in assets was mainly driven by a 10.4% year over year growth in total loans and receivables, net to Ps 157,100.3 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 5.7% versus June 30th, 2016 and assets remained basically unchanged versus March 31st, 2017, and for total loans and receivables, net growth would have been 9.0% and 2.2%, respectively.

1.1 Loans and receivables

Total gross loans and receivables increased by 8.9% between June 30th, 2016 and June 30th, 2017 to Ps 155,708.0 billion (7.6% excluding FX) mainly driven by (i) a 13.5% increase in Mortgage and housing leases to Ps 15,390.9 billion (10.5% excluding FX), (ii) a 12.0% increase in Consumer loans and leases to Ps 48,393.2 billion (10.3% excluding FX), and (iii) a 6.7% increase in Commercial loans and leases to Ps 91,519.3 billion (5.8% excluding FX). Interbank & overnight funds increased by 99.2% to Ps 6,268.5 billion (95.8% excluding FX).

Allowance for impairment of loans and receivables was Ps 4,876.1 billion as of June 30th, 2017 taking net loans and receivables to Ps 157,100.3 billion, 10.4% higher than in June 30th, 2016.

Total loans and receivables, net	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Loans and receivables
Commercial loans and leases	85,805.4	88,730.3	91,519.3	3.1%	6.7%
Consumer loans and leases	43,224.0	46,854.2	48,393.2	3.3%	12.0%
Mortgages and housing leases	13,556.3	14,613.9	15,390.9	5.3%	13.5%
Microcredit loans and leases	394.2	396.1	404.6	2.1%	2.6%
Loans and receivables	142,980.0	150,594.5	155,708.0	3.4%	8.9%
Interbank & overnight funds	3,147.5	5,099.3	6,268.5	22.9%	99.2%
Total loans and leases operations and receivables portfolio	146,127.5	155,693.7	161,976.4	4.0%	10.8%
Allowance for impairment of loans and receivables	(3,840.8)	(4,389.7)	(4,876.1)	11.1%	27.0%
Allowance for impairment of commercial loans	(1,851.8)	(2,072.7)	(2,306.7)	11.3%	24.6%
Allowance for impairment of consumer loans	(1,808.4)	(2,119.7)	(2,347.4)	10.7%	29.8%
Allowance for impairment of mortgages	(125.5)	(131.9)	(151.1)	14.5%	20.4%
Allowance for impairment of microcredit loans	(55.1)	(65.4)	(71.0)	8.6%	28.7%
Total loans and receivables, net	142,286.7	151,304.0	157,100.3	3.8%	10.4%

5

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
General purpose	57,867.0	59,814.7	61,848.3	3.4%	6.9%
Working capital	15,483.0	15,342.2	16,015.5	4.4%	3.4%
Financial leases	8,301.8	9,563.0	9,565.5	0.0%	15.2%
Funded by development banks	2,834.5	2,569.1	2,558.9	-0.4%	-9.7%
Overdrafts	509.4	651.0	585.2	-10.1%	14.9%
Operating leases	402.1	355.5	547.1	53.9%	36.1%
Credit cards	407.8	434.8	398.8	-8.3%	-2.2%
Commercial loans and leases	85,805.4	88,730.3	91,519.3	3.1%	6.7%
Personal loans	26,581.9	28,700.9	29,401.4	2.4%	10.6%
Credit cards	11,034.2	12,143.3	12,736.9	4.9%	15.4%
Automobile and vehicle	5,316.8	5,702.0	5,923.5	3.9%	11.4%
Financial leases	197.2	210.0	232.7	10.8%	18.0%
Overdrafts	93.8	97.9	98.7	0.8%	5.2%
Other	0.1	0.0	0.0	-7.9%	-52.7%
Consumer loans and leases	43,224.0	46,854.2	48,393.2	3.3%	12.0%
Mortgages	12,729.7	13,695.7	14,428.6	5.4%	13.3%
Housing leases	826.6	918.2	962.3	4.8%	16.4%
Mortgages and housing leases	13,556.3	14,613.9	15,390.9	5.3%	13.5%
Microcredit loans and leases	394.2	396.1	404.6	2.1%	2.6%
Loans and receivables	142,980.0	150,594.5	155,708.0	3.4%	8.9%
Interbank & overnight funds	3,147.5	5,099.3	6,268.5	22.9%	99.2%
Total loans and leases operations and receivables portfolio	146,127.5	155,693.7	161,976.4	4.0%	10.8%

Over the last twelve months, consumer credit cards and mortgages have driven our loan portfolio growth in accordance with our banks’ strategic plans as well as growth in commercial financial leases mostly reflecting Promigas’s projects.

Commercial loans grew by 6.7% between June 30th, 2016 and June 30th, 2017 as compared to the 4.3% year over year growth reported a quarter earlier. In Colombia we evidenced a slight pickup led by general purpose loans, which grew by 6.8% between June 30th, 2016 and June 30th, 2017, up from 4.5% in March 31st, 2017 as compared to a year earlier. As for Central America, commercial loans grew by 14.7% between June 30th, 2016 and June 30th, 2017 compared to the 5.1% for March 31st, 2017; when excluding FX, growth would have been 9.8% and 9.3%, respectively. The pickup in our Central American operations, excluding FX, is mainly attributable to an acceleration in working capital loans (24.9% in 2Q17 vs 20.5% in 1Q17) and financial leases (8.6% in 2Q17 vs 5.4% in 1Q17).

Consumer loans growth over the last quarter was mainly driven by personal loans and credit cards. In Colombia personal loans grew by 1.5% between March 31st, 2017 and June 30th, 2017 and credit cards grew by 3.7% over the same period. Growth of our Central American operations excluding FX was driven by automobile and vehicle with a 3.0% growth and personal loans which grew by 0.5%.

6

The following table shows the gross loan composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in personal loans and credit cards with 14.7% and 35.3% increases as compared to June 30th, 2016, respectively.

Gross loans / Bank ($)	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Banco de Bogotá	93,778.0	99,672.5	104,159.1	4.5%	11.1%
Domestic	53,380.4	55,697.6	57,314.9	2.9%	7.4%
Central America	40,397.6	43,974.9	46,844.3	6.5%	16.0%
Banco de Occidente	26,779.8	27,853.7	28,193.8	1.2%	5.3%
Banco Popular	15,814.8	16,457.9	16,656.7	1.2%	5.3%
Banco AV Villas	9,019.4	9,865.9	10,594.5	7.4%	17.5%
Corficolombiana	1,711.5	2,871.0	3,167.1	10.3%	85.0%
Eliminations	(976.0)	(1,027.3)	(794.8)	-22.6%	-18.6%
Total Grupo Aval	146,127.5	155,693.7	161,976.4	4.0%	10.8%

Gross loans / Bank (%)	2Q16	1Q17	2Q17

Banco de Bogotá	64.2%	64.0%	64.3%
Domestic	36.5%	35.8%	35.4%
Central America	27.6%	28.2%	28.9%
Banco de Occidente	18.3%	17.9%	17.4%
Banco Popular	10.8%	10.6%	10.3%
Banco AV Villas	6.2%	6.3%	6.5%
Corficolombiana	1.2%	1.8%	2.0%
Eliminations	-0.7%	-0.7%	-0.5%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total gross loans of Grupo Aval, 71.1% are domestic and 28.9% are foreign (reflecting the Central American operations). Total foreign gross loans grew 16.0% during the past 12 months and 6.5% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 11.0% and 0.8%, respectively.

Gross loans	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Domestic
Commercial loans and leases	69,498.6	71,465.6	72,808.1	1.9%	4.8%
Consumer loans and leases	28,668.2	31,067.2	31,587.5	1.7%	10.2%
Mortgages and housing leases	5,234.7	5,889.6	6,094.4	3.5%	16.4%
Microcredit loans and leases	394.2	396.1	404.6	2.1%	2.6%
Interbank & overnight funds	1,934.1	2,900.4	4,237.6	46.1%	119.1%
Total domestic loans	105,729.9	111,718.8	115,132.1	3.1%	8.9%
Foreign
Commercial loans and leases	16,306.8	17,264.7	18,711.2	8.4%	14.7%
Consumer loans and leases	14,555.8	15,787.0	16,805.7	6.5%	15.5%
Mortgages and housing leases	8,321.6	8,724.3	9,296.4	6.6%	11.7%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	1,213.4	2,198.9	2,030.9	-7.6%	67.4%
Total foreign loans	40,397.6	43,974.9	46,844.3	6.5%	16.0%
Total loans and leases operations and receivables portfolio	146,127.5	155,693.7	161,976.4	4.0%	10.8%

7

During last year the quality of our loan portfolio has evidenced a deterioration in line with a slower pace of the economy and a slight weakening in urban and national unemployment metrics, 30 days PDL to total loans closed 2Q17 in 3.8% compared to 3.6% in 1Q17 and 2.9% 2Q16. The ratio of 90 days PDL to total loans was 2.5% for 2Q17 compared to 2.2% in 1Q17 and 1.8% in 2Q16. Finally, the ratio of CDE Loans to total loans was 5.0% in 2Q17, 4.7% in 1Q17 and 4.0% in 2Q16.

Commercial loans’ 30 days PDL ratio was 3.0% for 2Q17, 2.9% for 1Q17 and 2.2% for 2Q16; 90 days NPL ratio was 2.5%, 2.2% and 1.6%, respectively. Consumer loans’ 30 days PDL ratio was 5.2% for 2Q17, 4.8% for 1Q17 and 4.4% for 2Q16; 90 days NPL ratio was 2.7%, 2.3% and 2.1%, respectively. Mortgages’ 30 days PDL ratio was 3.5% for 2Q17, 3.4% for 1Q17 and 3.1% for 2Q16; 90 days NPL ratio was 1.9%, 1.7% and 1.7%, respectively.

Total loans and leases operations and receivables portfolio	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
''A'' normal risk	133,225.6	138,137.6	142,184.4	2.9%	6.7%
''B'' acceptable risk	4,053.0	5,343.5	5,714.5	6.9%	41.0%
''C'' appreciable risk	2,788.2	3,745.5	4,072.4	8.7%	46.1%
''D'' significant risk	1,918.7	2,137.1	2,419.7	13.2%	26.1%
''E'' unrecoverable	994.5	1,230.8	1,317.1	7.0%	32.4%
Loans and receivables	142,980.0	150,594.5	155,708.0	3.4%	8.9%
Interbank and overnight funds	3,147.5	5,099.3	6,268.5	22.9%	99.2%
Total loans and leases operations and receivables portfolio	146,127.5	155,693.7	161,976.4	4.0%	10.8%

CDE loans / Total loans (*)	4.0%	4.7%	5.0%

Past due loans	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Performing	83,953.7	86,118.6	88,776.5	3.1%	5.7%
Between 31 and 90 days past due	442.7	629.9	492.8	-21.8%	11.3%
+90 days past due	1,409.0	1,981.8	2,250.1	13.5%	59.7%
Commercial loans and leases	85,805.4	88,730.3	91,519.3	3.1%	6.7%
Performing	41,339.0	44,621.2	45,891.5	2.8%	11.0%
Between 31 and 90 days past due	979.0	1,149.6	1,204.9	4.8%	23.1%
+90 days past due	906.1	1,083.4	1,296.9	19.7%	43.1%
Consumer loans and leases	43,224.0	46,854.2	48,393.2	3.3%	12.0%
Performing	13,139.6	14,123.4	14,854.7	5.2%	13.1%
Between 31 and 90 days past due	192.1	244.9	248.9	1.6%	29.6%
+90 days past due	224.7	245.6	287.2	17.0%	27.9%
Mortgages and housing leases	13,556.3	14,613.9	15,390.9	5.3%	13.5%
Performing	344.4	338.8	342.3	1.0%	-0.6%
Between 31 and 90 days past due	18.1	17.6	19.2	9.1%	6.0%
+90 days past due	31.7	39.7	43.1	8.5%	35.9%
Microcredit loans and leases	394.2	396.1	404.6	2.1%	2.6%
Loans and receivables	142,980.0	150,594.5	155,708.0	3.4%	8.9%
Interbank & overnight funds	3,147.5	5,099.3	6,268.5	22.9%	99.2%
Allowance for impairment of commercial loans	146,127.5	155,693.7	161,976.4	4.0%	10.8%

30 Days PDL / Total loans (*)	2.9%	3.6%	3.8%
90 Days PDL / Total loans (*)	1.8%	2.2%	2.5%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Grupo Aval’s coverage ratios remained basically unchanged during the quarter. Coverage over our 90 days PDL was 1.3x for 2Q17 and 1Q17. Allowance to CDE Loans was 0.6x for 2Q17 and 1Q17, and allowance to 30 days PDL was 0.8x for 2Q17 and 1Q17. Impairment loss, net of recoveries of charged off assets to average total loans was 2.7% in 2Q17 versus 1.9% in 1Q17. Charge-offs to average total loans was 1.7% in 2Q17, 1.7% in 1Q17 and 1.9% in 2Q16.

Total loans and leases operations and receivables portfolio	2Q16	1Q17	2Q17

Allowance for impairment / CDE loans	0.7	0.6	0.6
Allowance for impairment / 30 Days PDL	0.9	0.8	0.8
Allowance for impairment / 90 Days PDL	1.5	1.3	1.3
Allowance for impairment / Total loans (*)	2.7%	2.9%	3.1%

Impairment loss / CDE loans	0.5	0.4	0.6
Impairment loss / 30 Days PDL	0.7	0.6	0.8
Impairment loss / 90 Days PDL	1.1	0.9	1.1
Impairment loss / Average total loans (*)	2.1%	2.1%	2.9%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.9%	1.9%	2.7%

Charge-offs / Average total loans (*)	1.9%	1.7%	1.7%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Financial assets held for investment

Total financial assets held for investment decreased 7.7% to Ps 27,024.6 billion between June 30th, 2016 and June 30th, 2017, and by 3.1% versus March 31st, 2017. Ps 21,440.4 billion of our total gross portfolio is invested in debt securities, which decreased by 10.6% between June 30th, 2016 and June 30th, 2017 and by 5.1% since March 31st, 2017. Ps 2,850.4 billion of our total gross investment securities is invested in equity securities, which increased by 23.6% between June 30th, 2016 and June 30th, 2017 and by 11.9% versus March 31st, 2017.

The average yield on our debt and equity investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 5.9% for 2Q17 compared to 5.5% for 1Q17 and 5.6% in 2Q16.

Financial assets held for investment	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Debt securities	2,189.2	2,651.1	2,389.1	-9.9%	9.1%
Equity securities	1,575.5	1,796.2	2,047.8	14.0%	30.0%
Derivative instruments	1,012.7	615.7	559.0	-9.2%	-44.8%
Total financial assets held for trading through profit or losses	4,777.4	5,063.0	4,995.8	-1.3%	4.6%
Debt securities	19,527.4	17,313.5	16,362.7	-5.5%	-16.2%
Equity securities	730.2	750.2	802.7	7.0%	9.9%
Total available for sale financial assets	20,257.6	18,063.6	17,165.3	-5.0%	-15.3%
Investments held to maturity	2,265.6	2,636.8	2,688.7	2.0%	18.7%
Other financial assets at fair value through profit or losses	1,978.7	2,117.7	2,174.9	2.7%	9.9%
Total financial assets held for investment	29,279.2	27,881.2	27,024.6	-3.1%	-7.7%

9

1.3 Cash and Cash Equivalents

As of June 30th, 2017 cash and cash equivalents had a balance of Ps 22,958.8 billion showing a 9.3% increase versus June 30th, 2016 and a decrease of 6.5% versus March 31st, 2017 (7.5% and -8.2% excluding FX).

The ratio of cash and cash equivalents to deposits was 15.3% in June 30th, 2017 and June 30th, 2016.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2017 reached Ps 10,573.5 billion, increasing by 7.9% versus June 30th, 2016 and 3.5% versus March 31st, 2017.

Goodwill as of June 30th, 2017 was Ps 6,903.1 billion, increasing by 3.1% versus June 30th, 2016 and 3.9% versus March 31st, 2017, explained by fluctuations in the exchange rate.

Other intangibles, defined as “concession arrangement rights”, reflect the value of road concessions and other financial assets mainly recorded at Corficolombiana, and grew by 19.4% June 30th, 2016 and 2.4% versus March 31st, 2017.

2. Liabilities

As of June 30th, 2017 funding represented 95.0% of total liabilities and other liabilities represented 5.0%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 195,861.1 billion as of June 30th, 2017 showing an increase of 7.5% versus June 30th, 2016 and of 1.9% versus March 31st, 2017 (6.2% increase and 0.4% increases excluding FX). Total deposits represented 76.6% of total funding as of the end of 2Q17, 76.4% for 1Q17 and 75.2% for 2Q16.

Average cost of funds was 4.3% in 2Q17, 4.6% in 1Q17 and 4.5% in 2Q16. The decline in average cost of funds was a consequence of a declining interest rate scenario in Colombia.

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2.1.1 Deposits

Deposits from clients at amortized cost	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Checking accounts	14,825.0	10,995.2	10,907.6	-0.8%	-26.4%
Other deposits	418.8	579.0	441.5	-23.8%	5.4%
Non-interest bearing	15,243.8	11,574.3	11,349.1	-1.9%	-25.5%
Checking accounts	15,231.9	22,567.6	22,178.1	-1.7%	45.6%
Time deposits	55,425.5	62,182.6	64,872.1	4.3%	17.0%
Savings deposits	51,114.9	50,411.8	51,718.5	2.6%	1.2%
Interest bearing	121,772.4	135,162.1	138,768.7	2.7%	14.0%
Deposits from clients at amortized cost	137,016.2	146,736.3	150,117.8	2.3%	9.6%

Of our total deposits as of June 30th, 2017 checking accounts represented 22.0%, time deposits 43.2%, savings accounts 34.5%, and other deposits 0.3%.

The following table shows the deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in deposits within our banking operation in Colombia.

Deposits / Bank ($)	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Banco de Bogotá	87,407.5	95,809.9	97,954.2	2.2%	12.1%
Domestic	50,907.8	55,965.4	55,288.8	-1.2%	8.6%
Central America	36,499.6	39,844.4	42,665.4	7.1%	16.9%
Banco de Occidente	24,824.4	24,706.8	25,935.1	5.0%	4.5%
Banco Popular	13,928.8	15,229.7	15,136.6	-0.6%	8.7%
Banco AV Villas	9,225.2	9,485.9	9,769.1	3.0%	5.9%
Corficolombiana	3,962.0	3,971.8	3,996.0	0.6%	0.9%
Eliminations	(2,331.6)	(2,467.7)	(2,673.2)	8.3%	14.7%
Total Grupo Aval	137,016.2	146,736.3	150,117.8	2.3%	9.6%

Deposits / Bank (%)	2Q16	1Q17	2Q17
Banco de Bogotá	63.8%	65.3%	65.3%
Domestic	37.2%	38.1%	36.8%
Central America	26.6%	27.2%	28.4%
Banco de Occidente	18.1%	16.8%	17.3%
Banco Popular	10.2%	10.4%	10.1%
Banco AV Villas	6.7%	6.5%	6.5%
Corficolombiana	2.9%	2.7%	2.7%
Eliminations	-1.7%	-1.7%	-1.8%
Total Grupo Aval	100.0%	100.0%	100.0%

11

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2017 borrowings from banks and other totaled Ps 22,000.8 billion, showing a 14.1% increase versus June 30th, 2016 and a 4.0% increase versus March 31st, 2017. Excluding FX, borrowings from banks and other increased 11.3% versus 2Q16 and 1.2% versus 1Q17.

2.1.3 Bonds

Total bonds as of June 30th, 2017 totaled Ps 17,152.4 billion showing a decrease of 0.5% versus June 30th, 2016 and an increase of 5.4% versus March 31st, 2017. Excluding FX, bonds decreased 0.8% versus 2Q16 and increased 4.8% versus 1Q17.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of June 30th, 2017 non-controlling interest was Ps 9,198.3 billion which increased by 5.8% versus June 30th, 2016 and 4.2% versus March 31st, 2017. Total non-controlling interest remained stable during the last quarter on 37.2% of total equity. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	0	0
Corficolombiana (3)	44.5%	44.5%	44.6%	7	7
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2017 was Ps 15,523.4 billion, showing an increase of 2.9% versus June 30th, 2016 and of 4.3% versus March 31st, 2017.

12

Income Statement Analysis

Our net income attributable to shareholders for 2Q17 of Ps 470.8 billion shows a 21.7% decrease versus 2Q16 and a 19.8% decrease versus 1Q17.

Consolidated Statement of Income	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Interest income	4,254.9	4,728.9	4,728.5	0.0%	11.1%
Interest expense	2,056.7	2,189.1	2,092.1	-4.4%	1.7%
Net interest income	2,198.3	2,539.8	2,636.4	3.8%	19.9%
Impairment loss on loans and accounts receivable	728.1	791.3	1,110.7	40.4%	52.6%
Impairment loss on other financial assets	77.1	5.6	10.0	79.6%	-87.0%
Recovery of charged-off assets	(61.0)	(54.9)	(66.2)	20.4%	8.5%
Impairment loss on financial assets, net	744.2	741.9	1,054.6	42.1%	41.7%
Net income from commissions and fees	1,043.0	1,130.2	1,134.3	0.4%	8.8%
Net trading income	201.0	32.2	283.4	N.A.	41.0%
Net income from financial instruments designated at fair value	45.3	44.2	58.0	31.5%	28.1%
Total other income (expense)	698.1	546.8	289.1	-47.1%	-58.6%
Total other expenses	2,057.9	2,192.3	2,181.3	-0.5%	6.0%
Income before income tax expense	1,383.6	1,358.9	1,165.4	-14.2%	-15.8%
Income tax expense	469.3	445.2	396.6	-10.9%	-15.5%
Income from continued operations	914.2	913.7	768.8	-15.9%	-15.9%
Income from discontinued operations	-	-	(0.0)	N.A	N.A
Net income before non-controlling interest	914.2	913.7	768.8	-15.9%	-15.9%
Non-controlling interest	313.1	326.7	298.0	-8.8%	-4.8%
Net income attributable to the owners of the parent company	601.1	587.0	470.8	-19.8%	-21.7%

1. Net Interest Income

Net interest income	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Interest income
Commercial	1,975.5	2,128.2	2,081.9	-2.2%	5.4%
Interbank and overnight funds	25.8	67.7	73.0	7.7%	183.1%
Consumer	1,740.0	1,960.2	2,002.2	2.1%	15.1%
Mortgages and housing leases	278.6	305.8	312.5	2.2%	12.2%
Microcredit	28.8	29.1	29.4	1.1%	2.2%
Loan portfolio interest	4,048.7	4,491.0	4,499.0	0.2%	11.1%
Interests on investments in debt securities	206.2	238.0	229.5	-3.5%	11.3%
Total interest income	4,254.9	4,728.9	4,728.5	0.0%	11.1%
Interest expense
Checking accounts	69.1	86.8	77.8	-10.4%	12.5%
Time deposits	827.6	917.8	930.7	1.4%	12.4%
Savings deposits	523.5	574.6	499.0	-13.2%	-4.7%
Total interest expenses on deposits	1,420.3	1,579.2	1,507.4	-4.6%	6.1%
Borrowings	580.5	567.7	543.9	-4.2%	-6.3%
Interbank borrowings and overnight funds	167.6	82.7	80.8	-2.2%	-51.8%
Borrowings from banks and others	133.2	187.2	185.2	-1.1%	39.0%
Bonds	279.6	297.8	277.9	-6.7%	-0.6%
Borrowings from development entities	55.9	42.2	40.8	-3.4%	-27.0%
Total interest expense	2,056.7	2,189.1	2,092.1	-4.4%	1.7%
Net interest income	2,198.3	2,539.8	2,636.4	3.8%	19.9%

13

Our net interest income increased by 19.9% to Ps 2,636.4 for 2Q17 versus 2Q16 and by 3.8% versus 1Q17. The increase versus 2Q16 was derived from a 11.1% increase in total interest income and a 1.7% increase in total interest expense. The improvement versus 1Q17 was driven by a decline in cost of funds.

Our Net Interest Margin(1) was 6.1% for 2Q17, 5.9% in 1Q17, and 5.6% in 2Q16. Net Interest Margin on Loans was 7.0% for 2Q17, 6.8% in 1Q17 and 6.5% in 2Q16. On the other hand, our Net Investments Margin was 1.4% in 2Q17 versus 0.6% in 1Q17 and 0.8% in 2Q16.

In Colombia, our Net Interest Margin(1) was 5.9% for 2Q17, 5.6% in 1Q17, and 5.0% in 2Q16. Net Interest Margin on Loans was 6.8% for 2Q17, 6.6% in 1Q17 and 6.1% in 2Q16. On the other hand, our Net Investments Margin was 1.6% in 2Q17 versus 0.1% in 1Q17 and 0.0% in 2Q16.

In Central America, our Net Interest Margin(1) was 6.4% for 2Q17, 6.6% in 1Q17, and 7.1% in 2Q16. Net Interest Margin on Loans was 7.5% for 2Q17, 7.4% in 1Q17 and 7.7% in 2Q16. On the other hand, our Net Investments Margin was 0.5% in 2Q17 versus 1.9% in 1Q17 and 3.1% in 2Q16.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 6.3% for 2Q17, 6.1% in 1Q17 and 5.8% in 1Q16. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 7.2% for 2Q17, 7.1% in 1Q17 and 6.8% in 2Q16.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 42.1% to Ps 1,054.6 billion for 2Q17 versus 1Q17 and by 41.7% versus 2Q16.

Impairment loss on financial assets, net	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Impairment loss on loans and accounts receivable	728.1	791.3	1,110.7	40.4%	52.6%
Recovery of charged-off assets	(61.0)	(54.9)	(66.2)	20.4%	8.5%
Impairment loss on other financial assets	77.1	5.6	10.0	79.6%	-87.0%
Impairment loss on financial assets, net	744.2	741.9	1,054.6	42.1%	41.7%

Our annualized gross cost of risk was 2.9% for 2Q17, 2.1% for 1Q17 and 2.1% for 2Q16. Net of recoveries of charged-off assets our ratio was 2.7% for 2Q17, 1.9% for 1Q17, and 1.9% for 2Q16.

Over the last quarter impairment losses on large corporates impacted our results once again, provisions for Electricaribe and SITP amounted to 30 basis points of our cost of risk net of recoveries of charged-off assets and their respective allowances now cover 29.9% and 6.9% of our exposure, respectively

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.9% for 2Q17, 5.8% for 1Q17 and 5.3% for 2Q16.

14

3. Non-interest income

Total non-interest income	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Income from commissions and fees
Banking fees[1]	897.1	919.4	950.3	3.4%	5.9%
Trust and portfolio management activities	40.5	76.8	75.9	-1.1%	87.3%
Pension and severance fund management	206.4	240.8	227.5	-5.5%	10.2%
Bonded warehouse services	47.5	44.3	43.9	-0.7%	-7.6%
Total income from commissions and fees	1,191.5	1,281.2	1,297.6	1.3%	8.9%
Expenses for commissions and fees	148.5	151.0	163.4	8.2%	10.0%
Net income from commissions and fees	1,043.0	1,130.2	1,134.3	0.4%	8.8%

Net trading income	201.0	32.2	283.4	N.A.	41.0%
Net income from financial instruments designated at fair value	45.3	44.2	58.0	31.5%	28.1%

Other income (expense)
Foreign exchange gains (losses), net	196.2	196.3	(1.5)	-100.8%	-100.8%
Net gain on sale of investments	38.8	3.8	10.9	184.2%	-72.0%
Gain on the sale of non-current assets held for sale	17.0	4.3	2.7	-37.8%	-84.3%
Income from non-consolidated investments[2]	81.6	86.5	50.6	-41.5%	-38.0%
Net gains on asset valuations	0.4	(1.0)	12.8	N.A	N.A.
Income from non-financial sector, net	212.6	172.1	127.9	-25.7%	-39.8%
Other operating income	151.5	84.8	85.9	1.3%	-43.3%
Total other income (expense)	698.1	546.8	289.1	-47.1%	-58.6%

Total non-interest income	1,987.4	1,753.3	1,764.9	0.7%	-11.2%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 8.8% to Ps 1,134.3 for 2Q17 versus 2Q16 and by 0.4% in the quarter. Income from commissions and fees increased by 8.9% to Ps 1,297.6 billion in 2Q17 versus 2Q16 and by 1.3% in the quarter. Excluding FX, net income from commissions increased 10.0% and 1.4%. In Colombia, net income from commissions and fees increased by 8.5% over the last year and had a 3.8% decline over the quarter, mainly attributable to lower commissions from mandatory pension funds. In Central America, net income from commissions and fees increased by 9.1% over the last year and 6.6% over the quarter; excluding FX, net income increased by 11.9% and 6.7%, explained by a strong performance in commissions from credit cards, debit cards and merchant acquiring which grew by 17.2% over the last year and 5.1% over the last quarter.

3.2 Net trading income

Net trading income	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Investments held for trading	174.0	90.0	137.4	52.7%	-21.0%
Trading derivatives	3.3	-114.8	74.2	-164.6%	N.A.
Hedging activities	23.7	57.0	71.8	26.0%	N.A.
Net trading income	201.0	32.2	283.4	N.A.	41.0%

15

3.3 Other income (expense)

Total other income (expense) for 2Q17 totaled Ps 289.1 billion decreasing by 58.6% versus 2Q16 and 47.1% versus 1Q17. The quarterly decrease was mainly driven by lower income from foreign exchange gains (losses), net, lower income from non-consolidated investments (explained by seasonality of dividends declared by equity investments) and lower income from our non-financial sector.

4. Other expenses

Total other expenses for 2Q17 totaled Ps 2,181.3 billion increasing by 6.0% versus 2Q16 and decreasing by 0.5% versus 1Q17 (excluding wealth tax paid in 1Q17 total other expenses increased 4.7%). Our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 46.9% in 2Q17, 45.9% in 1Q17 and 47.2% in 2Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.5% in 2Q17, 3.4% in 1Q17 and 3.5% in 2Q16.

In Colombia our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 44.5% in 2Q17, 42.4% in 1Q17 and 43.5% in 2Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.1% in 2Q17 and 2.9% in both 1Q17 and 2Q16.

In Central America our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 51.8% in 2Q17, 53.4% in 1Q17 and 54.8% in 2Q16. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.4% in 2Q17 and 1Q17 and 4.8% in 2Q16.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 2Q17, non-controlling interest in the income statement was Ps 298.0 billion, showing a 4.8% decrease versus 2Q16 and a 8.8% decrease versus 1Q17. The ratio of non-controlling interest to income before non-controlling interest was 38.8% in 2Q17, 35.8% in 1Q17 and 34.3% in 2Q16.

16

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,654.1 billion (Ps 544.3 billion of bank debt and Ps 1,109.9 billion of bonds denominated in Colombian pesos) as of June 30th, 2017. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1,000 million) bonds under its respective indentures. As of June 30th, 2017 the total amount outstanding of such bonds was USD 1.0 billion, or Ps 3,088.3 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,971.0 billion of total liquid assets and a total gross indebtedness of Ps 4,724.3 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,753.3 billion as of June 30th, 2017:

As of June 30th, 2017 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.17x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q16(4)	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Double leverage (1)	1.25x	1.17x	1.17x	0.00	-0.08
Net debt / Core earnings (2)(3)	4.1x	3.2x	3.1x	-0.1	-1.0
Net debt / Cash dividends (2)(3)	4.8x	3.5x	3.5x	-0.1	-1.3
Core Earnings / Interest Expense (2)	3.5x	4.2x	4.6x	0.4	1.1

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments; (4) During 2Q17 Grupo Aval has not received dividends from Banco AV Villas given that the last payment was received during September 2016 and equivalent to a 6 month payment, however, when including the 9 months of dividends decreed by the bank staring on April 2017 the annualized Net debt / Core earnings metric would be 3.0x and the Core earnings / Interest expense would be 4.4x.

17

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

18

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Financial Statements Under IFRS
Information in Ps. Billions	2Q16	1Q17	2Q17	2Q16	2Q17
Consolidated Statement of Financial Position	2Q16	1Q17	2Q17	Δ
				2Q17 vs. 1Q17	2Q17 vs. 2Q16

Cash and cash equivalents	21,004.5	24,542.3	22,958.8	-6.5%	9.3%

Financial assets held for investment
Debt securities	2,189.2	2,651.1	2,389.1	-9.9%	9.1%
Equity securities	1,575.5	1,796.2	2,047.8	14.0%	30.0%
Derivative instruments	1,012.7	615.7	559.0	-9.2%	-44.8%
Total financial assets held for trading through profit or losses	4,777.4	5,063.0	4,995.8	-1.3%	4.6%
Debt securities	19,527.4	17,313.5	16,362.7	-5.5%	-16.2%
Equity securities	730.2	750.2	802.7	7.0%	9.9%
Total available for sale financial assets	20,257.6	18,063.6	17,165.3	-5.0%	-15.3%
Investments held to maturity	2,265.6	2,636.8	2,688.7	2.0%	18.7%
Other financial assets at fair value through profit or losses	1,978.7	2,117.7	2,174.9	2.7%	9.9%
Total financial assets held for investment	29,279.2	27,881.2	27,024.6	-3.1%	-7.7%

Loans and receivables
Commercial loans and leases	88,952.9	93,829.6	97,787.8	4.2%	9.9%
Commercial loans and leases	85,805.4	88,730.3	91,519.3	3.1%	6.7%
Interbank & overnight funds	3,147.5	5,099.3	6,268.5	22.9%	99.2%
Consumer loans and leases	43,224.0	46,854.2	48,393.2	3.3%	12.0%
Mortgages and housing leases	13,556.3	14,613.9	15,390.9	5.3%	13.5%
Microcredit loans and leases	394.2	396.1	404.6	2.1%	2.6%
Total loans and leases operations and receivables portfolio	146,127.5	155,693.7	161,976.4	4.0%	10.8%
Allowance for impairment of loans and receivables	(3,840.8)	(4,389.7)	(4,876.1)	11.1%	27.0%
Total loans and receivables, net	142,286.7	151,304.0	157,100.3	3.8%	10.4%

Other accounts receivable	3,243.9	3,557.7	3,660.9	2.9%	12.9%
Hedging derivatives	422.2	212.0	71.8	-66.1%	-83.0%
Non-current assets held for sale	156.7	240.9	229.7	-4.7%	46.6%
Investments in associates and joint ventures	1,009.7	1,134.5	1,122.4	-1.1%	11.2%

Own-use property, plant and equipment, net	5,903.2	5,738.0	5,787.0	0.9%	-2.0%
Investment properties	560.4	633.9	690.9	9.0%	23.3%
Biological assets	266.3	59.0	61.7	4.7%	-76.8%
Tangible assets	6,729.9	6,430.9	6,539.6	1.7%	-2.8%

Goodwill	6,696.6	6,644.0	6,903.1	3.9%	3.1%
Concession arrangements rights	2,415.1	2,816.2	2,883.7	2.4%	19.4%
Other intangible assets	688.3	756.9	786.7	3.9%	14.3%
Intangible assets	9,799.9	10,217.1	10,573.5	3.5%	7.9%

Current	847.6	865.8	746.7	-13.8%	-11.9%
Deferred	332.0	144.4	209.7	45.3%	-36.8%
Income tax assets	1,179.6	1,010.2	956.4	-5.3%	-18.9%

Other assets	574.0	581.8	550.5	-5.4%	-4.1%
Total assets	215,686.2	227,112.6	230,788.5	1.6%	7.0%

Derivative instruments held for trading	910.0	581.6	602.7	3.6%	-33.8%
Total financial liabilities at fair value	910.0	581.6	602.7	3.6%	-33.8%

Deposits from clients at amortized cost	137,016.2	146,736.3	150,117.8	2.3%	9.6%
Checking accounts	30,056.9	33,562.8	33,085.7	-1.4%	10.1%
Time deposits	55,425.5	62,182.6	64,872.1	4.3%	17.0%
Savings deposits	51,114.9	50,411.8	51,718.5	2.6%	1.2%
Other deposits	418.8	579.0	441.5	-23.8%	5.4%
Financial obligations	42,482.9	42,628.7	42,941.5	0.7%	1.1%
Interbank borrowings and overnight funds	8,702.2	7,984.8	6,590.1	-17.5%	-24.3%
Borrowings from banks and others	16,540.5	18,368.5	19,199.0	4.5%	16.1%
Bonds	17,240.2	16,275.4	17,152.4	5.4%	-0.5%
Borrowings from development entities	2,739.4	2,790.1	2,801.7	0.4%	2.3%
Total financial liabilities at amortized cost	182,238.4	192,155.2	195,861.1	1.9%	7.5%

Hedging derivatives	90.9	37.6	56.8	51.2%	-37.5%

Litigation	159.4	157.8	163.8	3.8%	2.8%
Other provisions	536.3	483.4	503.6	4.2%	-6.1%
Provisions	695.7	641.2	667.4	4.1%	-4.1%

Current	716.5	712.2	208.2	-70.8%	-70.9%
Deferred	1,276.9	1,466.0	1,451.6	-1.0%	13.7%
Income tax liabilities	1,993.4	2,178.2	1,659.8	-23.8%	-16.7%
Employee benefits	1,034.4	1,132.1	1,104.0	-2.5%	6.7%
Other liabilities	4,942.0	6,681.3	6,115.0	-8.5%	23.7%
Total liabilities	191,904.8	203,407.2	206,066.8	1.3%	7.4%

Equity attributable to owners of the parent company	15,083.7	14,881.8	15,523.4	4.3%	2.9%
Non-controlling interests	8,697.7	8,823.6	9,198.3	4.2%	5.8%
Total equity	23,781.4	23,705.4	24,721.7	4.3%	4.0%

Total liabilities and equity	215,686.2	227,112.6	230,788.5	1.6%	7.0%

19

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under Full IFRS
Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of income	YTD 2016	YTD 2017	Δ	2Q16	1Q17	2Q17	Δ
			2017 vs. 2016				2Q17 vs. 1Q17	2Q17 vs. 2Q16
Interest income
Loan portfolio interest	7,951.3	8,990.0	13.1%	4,048.7	4,491.0	4,499.0	0.2%	11.1%
Interests on investments in debt securities	468.9	467.5	-0.3%	206.2	238.0	229.5	-3.5%	11.3%
Total interest income	8,420.2	9,457.4	12.3%	4,254.9	4,728.9	4,728.5	0.0%	11.1%

Interest expense
Checking accounts	135.8	164.6	21.2%	69.1	86.8	77.8	-10.4%	12.5%
Time deposits	1,548.9	1,848.4	19.3%	827.6	917.8	930.7	1.4%	12.4%
Savings deposits	980.6	1,073.6	9.5%	523.5	574.6	499.0	-13.2%	-4.7%
Total interest expenses on deposits	2,665.3	3,086.6	15.8%	1,420.3	1,579.2	1,507.4	-4.6%	6.1%

Borrowings	1,135.3	1,111.6	-2.1%	580.5	567.7	543.9	-4.2%	-6.3%
Interbank borrowings and overnight funds	316.7	163.5	-48.4%	167.6	82.7	80.8	-2.2%	-51.8%
Borrowings from banks and others	255.7	372.5	45.7%	133.2	187.2	185.2	-1.1%	39.0%
Bonds	562.9	575.6	2.3%	279.6	297.8	277.9	-6.7%	-0.6%
Borrowings from development entities	104.1	83.0	-20.3%	55.9	42.2	40.8	-3.4%	-27.0%
Total interest expense	3,904.7	4,281.2	9.6%	2,056.7	2,189.1	2,092.1	-4.4%	1.7%
Net interest income	4,515.5	5,176.2	14.6%	2,198.3	2,539.8	2,636.4	3.8%	19.9%

Impairment loss on financial assets
Impairment loss on loans and accounts receivable	1,446.6	1,902.0	31.5%	728.1	791.3	1,110.7	40.4%	52.6%
Recovery of charged-off assets	(110.6)	(121.1)	9.5%	(61.0)	(54.9)	(66.2)	20.4%	8.5%
Impairment loss on other financial assets	78.3	15.6	-80.1%	77.1	5.6	10.0	79.6%	-87.0%
Impairment loss on financial assets, net	1,414.3	1,796.5	27.0%	744.2	741.9	1,054.6	42.1%	41.7%
Net interest income, after impairment loss on financial assets	3,101.2	3,379.7	9.0%	1,454.1	1,797.9	1,581.8	-12.0%	8.8%

Income from commissions and fees[1]
Banking fees	1,802.7	1,869.6	3.7%	897.1	919.4	950.3	3.4%	5.9%
Trust activities	75.0	152.7	103.6%	40.5	76.8	75.9	-1.1%	87.3%
Pension and severance fund management	419.9	468.3	11.5%	206.4	240.8	227.5	-5.5%	10.2%
Bonded warehouse services	89.4	88.2	-1.4%	47.5	44.3	43.9	-0.7%	-7.6%
Total income from commissions and fees	2,387.1	2,578.8	8.0%	1,191.5	1,281.2	1,297.6	1.3%	8.9%
Expenses for commissions and fees	293.8	314.3	7.0%	148.5	151.0	163.4	8.2%	10.0%
Net income from commissions and fees	2,093.3	2,264.5	8.2%	1,043.0	1,130.2	1,134.3	0.4%	8.8%

Net trading income	333.8	315.6	-5.4%	201.0	32.2	283.4	N.A.	41.0%
Net income from financial instruments designated at fair value	87.0	102.2	17.5%	45.3	44.2	58.0	31.5%	28.1%

Other income (expense)
Foreign exchange gains (losses), net	397.2	194.8	-51.0%	196.2	196.3	(1.5)	-100.8%	-100.8%
Net gain on sale of investments[2]	186.6	14.7	-92.1%	38.8	3.8	10.9	184.2%	-72.0%
Gain on the sale of non-current assets held for sale	19.5	7.0	-64.3%	17.0	4.3	2.7	-37.8%	-84.3%
Income from non-consolidated investments	167.8	137.0	-18.3%	81.6	86.5	50.6	-41.5%	-38.0%
Net gains on asset valuations	0.4	11.7	N.A.	0.4	(1.0)	12.8	N.A	N.A.
Income from non-financial sector, net	425.5	300.0	-29.5%	212.6	172.1	127.9	-25.7%	-39.8%
Other operating income	253.8	170.6	-32.8%	151.5	84.8	85.9	1.3%	-43.3%
Total other income (expense)	1,450.8	835.9	-42.4%	698.1	546.8	289.1	-47.1%	-58.6%

Other expenses
Loss on the sale of non-current assets held for sale	3.7	5.4	43.9%	3.3	4.1	1.3	-67.6%	-60.3%
Personnel expenses	1,740.8	1,820.2	4.6%	863.9	895.6	924.6	3.2%	7.0%
General and administrative expenses	2,278.9	2,243.0	-1.6%	1,041.1	1,143.5	1,099.5	-3.8%	5.6%
Depreciation and amortization	212.2	255.4	20.4%	104.9	127.9	127.4	-0.4%	21.5%
Other operating expenses	77.3	49.6	-35.9%	44.7	21.1	28.5	34.6%	-36.4%
Total other expenses	4,313.0	4,373.6	1.4%	2,057.9	2,192.3	2,181.3	-0.5%	6.0%

Income before income tax expense	2,753.1	2,524.4	-8.3%	1,383.6	1,358.9	1,165.4	-14.2%	-15.8%
Income tax expense	1,043.2	841.8	-19.3%	469.3	445.2	396.6	-10.9%	-15.5%
Income from continued operations	1,709.8	1,682.6	-1.6%	914.2	913.7	768.8	-15.9%	-15.9%
Income from discontinued operations	-	(0.0)	-	-	-	(0.0)	-	-
Net income before non-controlling interest	1,709.8	1,682.6	-1.6%	914.2	913.7	768.8	-15.9%	-15.9%
Non-controlling interest	642.3	624.8	-2.7%	313.1	326.7	298.0	-8.8%	-4.8%
Net income attributable to the owners of the parent company	1,067.5	1,057.8	-0.9%	601.1	587.0	470.8	-19.8%	-21.7%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

20

Item 2

1 IFRS 2Q17 Consolidated Earnings Results

2 Grupo Aval Acciones y Valores S . A . (“ Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers ( Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U . S . securities regulation as a “foreign private issuer” under Rule 405 of the U . S . Securities Act of 1933 . Grupo Aval is not a financial institution and is not supervised or regulated as a financial institution in Colombia . As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions . All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and surveillance as financial institutions by the Superintendency of Finance . Although we are not a financial institution, until December 31 , 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions . However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia . As a result, since January 1 , 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS . IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB . The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated f ina ncial information for the first and second quarters of 2017, and the second quarter of 2016, may be subject to further amendments. This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at the SEC webpage . Recipients of this document are responsible for the assessment and use of the information provided herein . Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document . The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates . When applicable, in this document we refer to billions as thousands of millions . Disclaimer

# Highlights (1/2)

**The following are the main highlights of our 2Q2017 results under IFRS:**

- Contrary to our expectations, the Colombian economy did not reactivate in the first semester of this year and instead showed only marginal growth at 1.2% and 1.3% during the first two quarters, significantly less than the 2.25% to 2.50% growth expected. A collateral damage of this lackluster economic performance is a deterioration in urban unemployment, which increased by 60 bps. in the last year and by 100 bps. since 2015.
- A slow moving economy always results in lesser commercial credit demand. It also tends to exacerbate credit problems, such as Electricaribe, and to magnify the effect of these problems in the cost of risk ratios of the financial system. A rising unemployment rate tends to accelerate consumer loan delinquencies and the booking of provisions for foreseeable loan losses. Aval has not been impervious to these impacts as can be seen in this semester's results.
- As predictable, the economy has also had consequences in the performance of the non-financial sector in which we participate through Corficolombiana. Additionally, 4G infrastructure construction – and financing - is off to a slow start as the financial sector awaits anxiously the resolution of the Ruta del Sol debacle and with it the first payment that the Government offered to make for approximately half of the US$800 million outstanding financial debt owed by CRDS to the largest Colombian banks.
- In the midst of this economic scenario, our Total Gross Loans, excluding interbank and overnight funds, grew by 2.7% in the first semester (+2.2% excluding the impact of FX movement in our Central American operation), as a result of a contraction of 0.7% in the first quarter (+0.4% excluding the impact of FX) and growth of 3.4% in the second quarter (+1.8% excluding FX impacts); in the last twelve months Gross Loans grew by 8.9% (+7.6% excluding FX movements), evidencing a deceleration during 2017 in sync with the economy.
- During the second quarter, our 30 day PDLs and NPLs deteriorated by 17 bps and 27 bps up to 3.8% and 2.5% respectively, driven primarily by a deterioration in our consumer and microcredit portfolios. Consumer loan 30day PDLs and NPLs deteriorated by 40 bps and 37 bps during the quarter. This worrisome deterioration, although generalized in the colombian financial system, is currently our main area of focus. On the other hand, most of the deterioration in our Commercial Loan PDLs and NPLs in the last year has been driven by Electricaribe where our exposure amounts to approx. US$200 million.
- As a result of the deterioration mentioned above, our consolidated cost of risk increased by almost 80 bps during the quarter to 2.9% before recoveries and 2.7% after recoveries. Provisions in connection with Electricaribe accounted for approximately 30 pbs. of the increase and the general deterioration of the mentioned loan portfolios contributed with the rest.
- Total Deposits grew by 4.3% in the first semester (+3.9% excluding the impact of FX movement in our Central American operation), as a result of growth of 2.0% in the first quarter (+3.1% excluding the impact of FX) and growth of 2.3% in the second quarter (+0.7% excluding the impact of FX); in the last twelve months Deposits grew by 9.6% (+8.3% excluding FX movements), once again evidencing a deceleration during 2017 in sync with the economy.

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# Highlights (2/2)

- Partly as a consequence of the growth slowdown, the second quarter was one in which our consolidated equity ratios improved. Our total equity to total assets ratio improved from 10.4% in March 31, 2017 to 10.7% in June 30, 2017 and our tangible capital ratio improved from 7.4% to 7.6%.
- Furthermore, as of June 30, 2017 all our banks continued to show strong Tier 1 and full solvency levels (between 9.4% and 11.2% and between 11.2% and 14.2%, respectively).
- Recently, the strength in our capital position drove two Rating Agencies to change their outlook of both Banco de Bogotá and Grupo Aval's ratings from negative to stable. This is a great accomplishment after multiple years of discussions with both of them.
- The NIM of our consolidated operation improved by 22 bps to 6.1% during the quarter and by 52 basis points versus this same ratio as during 2Q16. Our consolidated NIM on loans expanded by 14 bps to 7.0% during the quarter and by 46 bps versus 2Q16. Our consolidated NIM on total investments expanded by 72 bps to 1.4% during the quarter and by 57 bps versus 1Q17. These increases were mainly driven by a 28bps decrease in our average cost of funds during 2Q17 and 21 bps vs 2Q16.
- Our gross fee Income grew by 1.3% in the quarter when compared to the first quarter of 2017. This growth was supported on a strong performance of our banking fees (73% of total fees) which increased 3.4% in the quarter.
- Our other operating income for the period was Ps. 493.1 billion for the quarter versus Ps. 533.1 billion in the previous quarter. This result was mainly affected by the performance of Corficolombiana's investments in the infrastructure sector, delays in the 4G infrastructure concessions and by the effect of the general slowdown of the economy in the performance of other non-financial sectors in which Corficolombiana holds equity positions.
- Our consolidated efficiency ratio, measured as cost to income, was 46.9% in 2Q17, versus 45.9% during 1Q17 and 47.2% during 2Q16. This quarter's deterioration is partially explained by a seasonality of the expenses.
- Attributable net income for the quarter was Ps 470.8 billion or 21 pesos per share, compared to Ps. 587 billion in 1Q17. As mentioned before, the result for the quarter was negatively affected by a 42% increase (Ps. 313 billion) in provision expenses, a third of which is explained by provisions associated with Electricaribe and also by greater provisions required in our consumer portfolio and our SME portfolio.

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5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account (% of GDP, quarterly) Source : Banrep and DANE . Macroeconomic context – Colombia (1/3) 10.0% 9.2% 9.2% 8.2% 8.9% 8.7% 9.6% 8.4% 8.7% 8.6% 8.7% 2012 2013 2014 2015 2016 2017 Unemployment as of June of each period Unemployment as of December of each period (2.8%) (4.4%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Trade balance Current Account Deficit 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 2017E 2018E 1.8 2.8

6 2% 4% 6% 8% Dec-12 Jul-13 Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Aug-17 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 5.55% 5.50% 5.06% 3.40% 5.50% 1.3% 0% 3% 5% 8% 10% 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15 2Q16 4Q16 2Q17 Real GDP growth Inflation Colombian Central Bank's Interest rate Inflation (%) Source: Banrep Source : Banrep . (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banrep and DANE Central Bank’s Monetary Policy Macroeconomic context – Colombia (2/3) Jul - 17: 3.40% 2014: 4.4% 2015: 3.1% 2016: 2.0% 2013: 4.9% 2012: 4.0% FY GDP 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.7% 4.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% dic.-12 mar.-13 jun.-13 sep.-13 dic.-13 mar.-14 jun.-14 sep.-14 dic.-14 mar.-15 jun.-15 sep.-15 dic.-15 mar.-16 jun.-16 sep.-16 dic.-16 mar.-17 jun.-17 12-Month inflation Lower target range Upper target range Jul - 17

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2016) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel Macroeconomic context – Colombia (3/3) 2Q16 1Q17 2Q17 2Q17 vs. 2Q162Q17 vs. 1Q17 Average 2,993.002,924.262,920.25 -2.43% -0.14% End of Period 2,919.012,885.573,050.43 4.50% 5.71% 60 80 100 120 140 160 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-16 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 WTI (US$ - Lhs) COP Exchange Rate

8 Macroeconomic context – Central America Source: IMF; (*) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, last twelve months as of May 2017 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies 4.1% 5.6% 4.7% 4.2% 3.8% 3.4% 2.1% 4.1% 6.1% 4.4% 4.0% 3.5% 3.6% 2.2% Central America* Panama Nicaragua Costa Rica Guatemala Honduras El Salvador CAGRs '13-'16 CAGRs '16-'19 5.50% 4.50% 3.00% 0% 1% 2% 3% 4% 5% 6% 7% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 CR GU HO 9.7% 8.3% 7.6% 11.8% 10.2% 13.4% 9.8% Central america Panama Costa Rica El Salvador Guatemala Honduras Nicaragua

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 215.7 227.1 230.8 2Q16 1Q17 2Q17 2Q17 / 2Q16 = 7.0% 2Q17 / 1Q17 = 1.6% 2Q17 / 2Q16 = 5.7% 2Q17 / 1Q17 = 0.0% Growth excl. FX movement of Central American Operations 66.0% 11.1% 1.5% Net loans and leases Fixed income investments Unconsolidated equity investments Other 66.0% 11.1% 1.5% 21.4% 2Q16 68.1% 9.3% 1.7% 20.9% 2Q17 Colombian operations , 72.2% Foreign (1) , 27.8% Colombian operations , 71.9% Foreign (1) , 28.1% Colombian operations , 70.7% Foreign (1) , 29.3% 66.6% 10.0% 1.6% 21.8% 1Q17

10 Loans Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations 143.0 150.6 155.7 2Q16 1Q17 2Q17 2Q17 / 2Q16 = 8.9% 2Q17 / 1Q17 = 3.4% 2Q17 / 2Q16 = 7.6% 2Q17 / 1Q17 = 1.8% Growth excl. FX movement of Central American Operations 60.0% 58.9% 58.8% 30.2% 31.1% 31.1% 9.5% 9.7% 9.9% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 6.7% 12.0% 13.5% 2.6% 5.8% 10.3% 10.5% 2.6% 2Q17 / 2Q16 2Q16 1Q17 2Q17 143.0 150.6 155.7 Gross loans 2Q17 / 1Q17 3.1% 3.3% 5.3% 2.1% 2.0% 1.3% 1.8% 2.1%

11 Loan portfolio quality 1.0x 0.8x 0.7x 2Q16 1Q17 2Q17 Charge offs / Average NPLs 2.7% 2.9% 3.1% 1.5x 1.3x 1.3x 0.9x 0.8x 0.8x 2Q16 1Q17 2Q17 Allowances / NPLs Allowance / 30+ PDLs Allowance / Gross loans 2.9% 3.6% 3.8% 1.8% 2.2% 2.5% 2Q16 1Q17 2Q17 30 days PDLs / Total loans NPLs / Total loans 2.1% 2.1% 2.9% 1.9% 1.9% 2.7% 2Q16 1Q17 2Q17 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans (1) 30 days PDLs and NPLs include interest account receivables. (2) NPL defined as loans more than 90 days past due (1) 30 days PDLs and NPLs include interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1) Impairment loss / Average loans Impairment loss , net / Average loans Cost of Risk

12 Loan portfolio quality 2Q16 1Q17 2Q17 2Q16 1Q17 2Q17 Commercial 2.2% 2.9% 3.0% 1.6% 2.2% 2.5% Consumer 4.4% 4.8% 5.2% 2.1% 2.3% 2.7% Mortgages 3.1% 3.4% 3.5% 1.7% 1.7% 1.9% Microcredit 12.6% 14.5% 15.4% 8.0% 10.0% 10.7% Total loans 2.9% 3.6% 3.8% 1.8% 2.2% 2.5% Past due loans (1) Non-performing loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) NPL defined as loans more than 90 days past due including interest accounts receivable Figures in Ps. Billions 2Q16 3Q16 4Q16 1Q17 2Q17 Initial PDLs 4,252 4,203 4,432 4,484 5,393 New PDLs 620 716 678 1,537 1,090 Charge-offs (669) (487) (627) (629) (640) FinalPDLs 4,203 4,432 4,484 5,393 5,843

13 Funding Figures in Ps. Trillions 2Q16 1Q17 2Q17 Others 0.3% 0.4% 0.3% Time deposits 40.5% 42.4% 43.2% Checking accounts 21.9% 22.9% 22.0% Savings accounts 37.3% 34.4% 34.5% Total deposits 2Q17 / 2Q16 = 9.6% 2Q17 / 1Q17 = 2.3% 137.0 146.7 150.1 Deposit composition 2Q17 / 2Q16 = 8.3% 2Q17 / 1Q17 = 0.7% Growth excl. FX movement of Central American Operations 2Q16 1Q17 2Q17 Interbank borrowings 4.8% 4.2% 3.4% Long term bonds 9.5% 8.5% 8.8% Banks and others 10.6% 11.0% 11.2% Deposits 75.2% 76.4% 76.6% Total funding 182.2 192.2 195.9 Funding composition 2Q17 / 2Q16 = 7.5% 2Q17 / 1Q17 = 1.9% 2Q17 / 2Q16 = 6.2% 2Q17 / 1Q17 = 0.4% Growth excl. FX movement of Central American Operations 0.96x 0.97x 0.96x 2Q16 1Q17 2Q17 Deposits / Net loans (%) 15.3% 16.7% 15.3% 2Q16 1Q17 2Q17 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 2Q16 1Q17 2Q17 Minority interest 8.7 8.8 9.2 Attributable equity 15.1 14.9 15.5 2Q17 / 2Q16 = 4.0% 2Q17 / 1Q17 = 4.3% 23.8 23.7 24.7 15.1 14.9 15.5 2Q16 1Q17 2Q17 Attributable shareholders equity 2Q17 / 1Q17 = 4.3% 2Q17 / 2Q16 = 2.9% Total equity / Assets Tangible capital ratio (1) 11.0% 10.4% 10.7% 7.9% 7.4% 7.6% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. 2Q161Q172Q17 2Q161Q172Q17 2Q161Q172Q17 2Q161Q172Q17 Primary capital (Tier 1) 6.8 9.2 9.4 9.8 10.6 10.5 9.4 9.5 9.6 10.1 11.3 11.2 Solvency Ratio 13.0 13.9 14.2 12.4 12.9 12.7 9.7 11.3 11.2 11.2 12.4 12.4

15 NIM – Net Interest Margin (1/3) Composition of Interest Earning Assets Composition of funding Calculated as composition of average balance for the period. Non - Financial Sector + HoldCo refers to companies from the non financial sector and the sum of Grupo Aval Acciones y Valores S.A. + 100% owned and guaranteed subsidiaries, net of eliminations. 99.6% 98.8% 98.7% 0.4% 1.2% 1.3% 2Q16 1Q17 2Q17 Financial Sector Non-Financial Sector + HoldCo 94.8% 95.1% 95.0% 5.2% 4.9% 5.0% 2Q16 1Q17 2Q17 Financial Sector Non-Financial Sector + HoldCo

16 6.8% 7.2% 7.2% 6.8% 7.1% 7.2% 6.0% 6.5% 7.0% 7.5% 2Q16 1Q17 2Q17 Financial Sector Consolidated NIM – Net Interest Margin (2/3) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 11.2% 11.6% 11.5% 11.3% 11.7% 11.6% 10.0% 11.0% 12.0% 2Q16 1Q17 2Q17 4.4% 4.5% 4.2% 7.1% 6.9% 6.1% 4.5% 4.6% 4.3% 2Q16 1Q17 2Q17

17 NIM – Net Interest Margin (3/3) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 2Q16 1Q17 2Q17 2Q17 / 2Q16 2Q17 / 1Q17 2.4 2.6 2.8 16.9% 5.5% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 5.8% 6.1% 6.3% 5.6% 5.9% 6.1% 2Q16 1Q17 2Q17 6.8% 7.1% 7.2% 6.5% 6.8% 7.0% 2Q16 1Q17 2Q17 1.0% 0.7% 1.6% 0.8% 0.6% 1.4% 2Q16 1Q17 2Q17 Financial Sector Consolidated

18 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . Other operating income 75.3% 71.8% 73.2% 3.4% 6.0% 5.9% 17.3% 18.8% 17.5% 4.0% 3.5% 3.4% 2Q16 1Q17 2Q17 Gross fee income Banking fees Trust and portfolio management activities Pension fees Other 1,191.5 1,281.2 1,297.6 2Q17 / 1Q17 = 1.3% 2Q17 / 2Q16 = 8.9% 2Q17 / 2Q16 = 10.0% 2Q17 / 1Q17 = 1.4% Growth excl. FX movement of Central American Operations 2Q16 1Q17 2Q17 Income from non-financial sector, net 212.6 172.1 127.9 Gains on valuation of assets 0.4 -1.0 12.8 Net income from financial instruments designated at fair value 45.3 44.2 58.0 Derivatives and foreign exchange gains (losses), net (1) 223.2 138.5 144.4 Income from non-consolidated investments and other (2) 288.9 179.4 150.0 Total other operating income 770.4 533.1 493.1

19 Efficiency ratio 47.2% 45.9% 46.9% 2Q16 1Q17 2Q17 3.5% 3.4% 3.5% 2Q16 1Q17 2Q17 Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses excluding wealth tax divided by average of total assets.

20 601.1 587.0 470.8 2Q16 1Q17 2Q17 Net income attributable to controlling interest $27.0 $26.3 $21.1 EPS 22,281 22,281 22,281 Avg shares $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Figures in Ps. Billions 1.7% 1.6% 1.3% 2Q16 1Q17 2Q17 ROAA (1) 2.0% 16.3% 15.4% 12.4% 2Q16 1Q17 2Q17 ROAE (2) 17.3%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel